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                              EXHIBIT "B"



                                  CONTACT:   Eugene Melnyk
                                             Chairman of the Board
                                             Bob Podruzny
                                             President
                                             (416) 285-6000

FOR IMMEDIATE RELEASE:


                  *BIOVAIL CONFIRMS GENERIC ADALAT CC FILING*

TORONTO, Canada, January 22, 1998 -  Biovail Corporation International (NYSE,
TSE: BVF) today confirmed that it has submitted an Abbreviated New Drug Application (ANDA) for its generic controlled release version of Adalat CC, a calcium channel blocker for the treatment of hypertension. This once daily brand of Nifedipine extended-release is marketed by Bayer Corporation and represents a $340 million generic opportunity in the U.S.

     This submission represents the fifth ANDA filing accepted by the FDA for Biovail. Eugene Melnyk, Chairman of the Board, commented, "This filing reaffirms our commitment to growth in the rapidly expanding controlled release market and we are confident that our product development pipeline will afford us the opportunity to bring additional products to market in the coming year."

     Biovail Corporation International is an international full-service pharmaceutical company, engaged in the formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.


"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

     To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission.